FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending April 23, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


Issued -  Tuesday 22 April 2008, London, UK, Philadelphia PA, Cambridge, MA



GlaxoSmithKline To Acquire Sirtris Pharmaceuticals, A World Leader In 'Sirtuin' Research and Development


GlaxoSmithKline (GSK) and Sirtris Pharmaceuticals Incorporated (Nasdaq: SIRT) announced today that they have entered into a definitive agreement pursuant to which GlaxoSmithKline will acquire Sirtris Pharmaceuticals for approximately USD720 million (or approx. GBP362 million) through a cash tender offer of USD22.50 (or approx. GBP11.33) per share.

Through the acquisition of Sirtris, GSK will significantly enhance its metabolic, neurology, immunology and inflammation research efforts by establishing a presence in the field of sirtuins, a recently-discovered class of enzymes that are believed to be involved in the ageing process. Sirtris Pharmaceuticals has established a drug discovery capability to exploit sirtuin modulation for the treatment of human disease, an approach that has the potential to generate multiple clinically and commercially important products. Their focus to date has been on the development of SIRT1 activators for the treatment of Type 2 Diabetes Mellitus (T2DM).

"Modulation of this family of enzymes is a potentially transformative science that could address diseases associated with metabolism and ageing such as diabetes, muscle wasting, and neurodegeneration," commented Moncef Slaoui, Chairman GSK R&D. "This acquisition continues GSK's strategy of pursuing the best new science, externally or internally, to bring new medicines to patients and value to the GSK pipeline. Our intent is to retain all Sirtris employees and continue the entrepreneurial and innovative culture they created."

Sirtris will become part of GSK's Drug Discovery organisation, while continuing to operate from laboratories in Cambridge, Massachusetts as an autonomous drug discovery unit. Christoph Westphal, CEO and Vice Chair of Sirtris and the management team will continue to lead this autonomous unit.

Dr Westphal commented, "We have built a dynamic and scientifically-driven organisation. We expect this transaction will accelerate our vision to target sirtuins to treat diseases of metabolism and ageing and deliver tremendous value
to patients, our shareholders and our employees.   We look forward to working
with GlaxoSmithKline and their world-class research, development and commercialisation organisation."

Under the agreement, a subsidiary of GSK will commence a cash tender offer to purchase all of the outstanding shares of Sirtris, at USD22.50 (or approx. GBP11.33) per share followed by a second step merger in which any untendered Sirtris shares would be acquired at the same price per share. All outstanding stock options will be cancelled with holders receiving the excess of the transactions price over the exercise price. The acquisition has been approved by the board of directors of each company and is subject to customary closing conditions, including the tender of at least a majority of Sirtris's shares and clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The parties anticipate that the tender offer will be commenced in early May and close in the second quarter of 2008.


About GSK

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company's updated product development pipeline, visit GSK at www.gsk.com.

About Sirtris Pharmaceuticals

Sirtris Pharmaceuticals is a biopharmaceutical company focused on discovering and developing proprietary, orally available, small molecule drugs with the potential to treat diseases associated with ageing, including metabolic diseases such as Type 2 Diabetes. Our drug candidates are designed to mimic certain beneficial health effects of calorie restriction by activation of sirtuins, a recently discovered class of enzymes that the Company believes control the ageing process. The company's headquarters are in Cambridge, Massachusetts.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Action of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk factors' in the 'Business Review' in the company's Annual Report 2007.

Important Additional Information Will Be Filed with the Securities Exchange Commission (SEC)

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sirtris Pharmaceuticals, Inc. The tender offer for shares of Sirtris's stock described in this press release has not yet been commenced.

At the time the tender offer is commenced, a subsidiary of GSK intends to file with the SEC and mail to Sirtris's stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Sirtris intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about GSK, Sirtris, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by GSK and Sirtris through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of GSK or Sirtris.



GlaxoSmithKline Enquiries:

UK Media enquiries:                     Philip Thomson          (020) 8047 5502
                                        Alice Hunt              (020) 8047 5502
                                        Gwenan White            (020) 8047 5502

US Media enquiries:                     Nancy Pekarek           (215) 751 7709
                                        Mary Anne Rhyne         (919) 483 2839

European Analyst/Investor enquiries:    David Mawdsley          (020) 8047 5564
                                        Sally Ferguson          (020) 8047 5543
                                        Gary Davies             (020) 8047 5503

US Analyst/ Investor enquiries:         Frank Murdolo           (215) 751 7002
                                        Tom Curry               (215) 751 5419





Sirtris Enquiries:



Investor and Media                      John Lacey              (617) 252 6920
                                                                 (781)354 7452

Pure Communications               Andrea Johnston               (910) 616 5858


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 23, 2008                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc